Trinity Mirror plc

12g3-2(b)

07028306

12th November 2007

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

RECEIVED NOV 21 2007

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Claire Harrison

Encs.

One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000 F: 020 7293 3405
www.trinitymirror.com
Registered No. 82548 England & Wales

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		09:10 12 Nov 07		

Full Announcement Text

The Company has today received notification from Barclays PLC that they have a notifiable interest in 15,132,519 Trinity Mirror plc Ordinary Shares (previously 11,534,751) , representing a total number of voting rights of 15,132,519. This represents 5.16% of the issued share capital (previously 3.93%). Barclays have notified us that following the implementation of the Transparency Directive they are only notifying where they have a control of shares rather than an 'interest in shares' as previously. Certain holdings held for the benefit of their clients have therefore been disaggregated.

END

A/S: 815469

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Trinity Mirror plc

12g3-2(b)

RECEIVED
NOV 21 2007
SEC MAIL PROCESSING SECTION
WASH, D.C. 160

16 November 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that Schroder Plc, on behalf of Schroeder Investmen Limited and Schroeder & Co Limited, have an indirect interest in 14,790,655 Trinity Mirror plc O representing a total number of voting rights of 14,790,655. This represents 5.04% of the issued shı

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Last Refreshed At 15:13 Fri, Nov 16 2007 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		15:12 16 Nov 07		

Full Announcement Text

The Company has today received notification that Schroder Plc, on behalf of Schroeder Investment Management Limited and Schroeder & Co Limited, have an indirect interest in 14,790,655 Trinity Mirror plc Ordinary Shares, representing a total number of voting rights of 14,790,655. This represents 5.04% of the issued share capital.

END

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Schroder Investment Management Limited
31 Gresham Street, London EC2V 7QA

Tel: 020 7658 6000 Fax: 020 7658 6965
www.schroders.com

Schroders

Fax To	**The Company Secretary**
Company	Trinity Mirror Plc
Fax no	020 7293 3360
From	Schroders Investment Management, Compliance
Tel	020 7658 2521
Fax No	020 7658 2155
Email	groupdisclosure@schroders.com
Subject	DTR5 Disclosure
Pages	4
Date	16 November 2007

Schroders

Schroder Plc
31 Gresham Street, London EC2V 7QA
Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	15.11.07
6. Date on which issuer notified:	16.11.07
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB0009039941	N/A	N/A	N/A	N/A	14,790,655	N/A	5.04%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
14,790,655	5.04%

5.04%

Issued. 293 220.172

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 14,633,355 4.99% Schroder &Co Limited 157,300 0.05%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Andrea Rowe
15. Contact telephone name:	020 7658 2521

END